UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29418 / September 21, 2010

	:
In the Matter of	:
	:
THE INTEGRITY FUNDS	:
INTEGRITY MANAGED PORTFOLIOS	:
INTEGRITY FUND OF FUNDS, INC.	:
VIKING MUTUAL FUNDS	:
VIKING FUND MANAGEMENT, LLC	:
1 Main Street North	:
Minot, North Dakota 58703	:
	:
(812-13763)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT

The Integrity Funds, Integrity Managed Portfolios, Integrity Fund of Funds, Inc., Viking
Mutual Funds and Viking Fund Management, LLC, filed an application on March 30,
2010, and an amendment to the application on August 10, 2010, requesting an order
under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting
applicants from section 15(a) of the Act and rule 18f-2 under the Act. The order would
permit applicants to enter into and materially amend subadvisory agreements without
shareholder approval.

On August 25, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29399). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by The Integrity Funds, Integrity Managed Portfolios, Integrity Fund of Funds, Inc., Viking Mutual Funds and Viking Fund Management, LLC (File No. 812-13763) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary